Exhibit 99.2

Mega Fortune Company Limited Announces Closing of $15 Million Initial Public Offering

Hong Kong, July 17, 2025 (GlobeNewswire) -- Mega Fortune Company Limited (the “Company” or “MGRT”), an Internet of Things (“IoT”) solution provider in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 3,750,000 ordinary shares at a price of $4.00 per share. The Company has granted the underwriter a 45-day option to purchase up to an additional 562,500 ordinary shares at the public offering price, less the underwriting discounts.

The aggregate gross proceeds from the Offering were $15 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on The Nasdaq Capital Market on July 16, 2025 under the ticker symbol “MGRT.”

The Offering was conducted on a firm commitment basis. D. Boral Capital LLC acted as the sole book-running manager for the Offering. FisherBroyles, LLP acted as U.S. securities counsel to the Company, and Jun He Law Offices LLC acted as U.S. counsel to D. Boral Capital LLC in connection with the Offering.

A registration statement on Form F-1, as amended, relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-282977) and was declared effective by the SEC on June 30, 2025. The Offering was made only by means of a final prospectus. A final prospectus relating to the Offering was filed with the SEC on July 16, 2025, which may be obtained from D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022 by email to dbccapitalmarkets@dboralcapital.com, or by calling +1 (212) 970 5150. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC’s website at http://www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Mega Fortune Company Limited

Mega Fortune Company Limited (the “Company”) is an Internet of Things (“IoT”) solution provider in Hong Kong. Through its operating subsidiary QBS System Limited (“QBS System”), the Company has specialized in delivering comprehensive IoT solutions and services across various industries. QBS System’s business service portfolio includes the provision of IoT Integration Solution Services, IoT Maintenance and Support services, Business Process Outsourcing (“BPO”) services and trading sales. Through its IoT platform, tools and services, QBS system helps enterprises through their digital transformation, launch IoT initiatives, upscale an existing IoT application or integrate any IoT solution with a legacy system to help them become more innovative, effective and productive. The Company’s vision is to become the preferred choice for IoT solutions for enterprises and projects in the Asia-Pacific region.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Mega Fortune Company Limited

Phone: +852 5627 5338

Email:  priscilla.cheng@megafortune-group.com